





Hans Thomas 🔊 · 2nd
Founder & CEO @ 10X Capital - Tech VC, SPAC Sponsor - seen in WSJ, Bloomberg News, CNBC
New York, New York, United States · **Contact info**

3,253 followers · **500+** connections

2 mutual connections: Jonny Price and Rohan Shah

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10X 10X Capital

New York University

Featured



Post

The **10X Capital** team will be in **#Berlin** for **#SuperVentur**...

SuperVenture Event | Venture Capital Growth Equity...
informaconnect.com · 1 min read

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Post

REE Automotive CEO **Daniel Barel** is doing an **#AMA** on ...

46



Post

Talk about a revolution – **REE** Automotive and **10X Capital**...

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Activity
3,253 followers

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Hans Thomas reshared a post · 3w



Go **10X Capital** Go! Couldn't be more proud of our team **David Weisburd** !

72   7 comments

Hans Thomas reshared a post · 1mo

Boom! Go **Extend** Go!
Woodrow Levin



Extend Launches Shipping Protection to Further Boost Merchant Profits, Reduce Costs, & Delig...
extend.com · 3 min read

13   2 comments

Hans Thomas reshared a post · 2mo



Go **Betsy** Go!

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Hans Thomas reshared a post · 3mo

Our Partner **Lorenzo Thione** !



LGBTQ+ Trailblazers: Q&A with Lorenzo Thione, Managing Director, Gaingels
withersworldwide.com · 1 min read

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About

Serial entrepreneur & investor in VC, SPACs, Asset Managers. Wall Street meets Silicon Valley. Investing in companies that are using technology to disrupt trillion dollar industries, with a track record from the dot-com era to present. Featured in Bloomberg News, WSJ, Asset-Backed Alert, CNBC, HBO's John Oliver & more. Visit http://10XCapital.com

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Experience



Founding Partner, CEO
10X Capital
Jan 2004 - Present · 18 yrs 9 mos
New York, New York

10X provides Full Stack Capital to high growth technology companies:
- Venture Capital: We make equity investments and provide operational expertise from an ear ...see more



Co-Founder
TheNumber.com
Jul 2016 - Present · 6 yrs 3 mos

NYC

We are a NYC based fintech startup working with some of the world's leading investors, leveraging big
data to deliver the kind of actionable intelligence that drives alpha   ...see more

 **Managing Director, Emerging Markets**
One Zero Capital
Aug 2001 - Jan 2021 · 19 yrs 6 mos
NYC, Asia

NYC-based Hedge Fund - EM long/short & RMBS R&W
Now Fintech-focused VC: Better, Future Finance, Climb, Paribus, Trumid

 **Founder, CEO**
RefinanceOne
Jun 2004 - Dec 2007 · 3 yrs 7 mos
NYC

Founded and successfully exited a 40+ state residential mortgage originator, focused on securitization-
driven "super jumbo" and pledged asset home loans for high net worth individuals.

 **Vice President**
Venture Dynamics, Inc.
Jun 2000 - Aug 2001 · 1 yr 3 mos
NYC

Technology Venture Incubator

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Education

 **New York University**
1995 - 1999

Skills

Finance

 Endorsed by Patrick Borello who is highly skilled at this

 14 endorsements

Special Situations

 5 endorsements

Real Estate Financing

 6 endorsements

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Recommendations

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Interests

Influencers   Companies   Groups   Schools

 **Anthony Scaramucci** in · 2nd
Founder & Managing Partner, SkyBridge;
Founder & Chairman, SALT
339,309 followers

 **Richard Branson** in
Founder at Virgin Group
19,767,370 followers

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